

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 18, 2023

Mohanraj Ramasamy
Chief Executive Officer
SRIVARU Holding Ltd
2nd Floor, Regatta Office Park, West Bay Road
P.O. Box 10655
Grand Cayman, KY1-1006
Cayman Islands

Re: SRIVARU Holding Ltd
Amendment No. 1 to Registration Statement on Form F-4
Filed July 7, 2023
File No. 333-272717

Dear Mohanraj Ramasamy:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 30, 2023, letter.

Amendment No. 1 to F-4

Material Tax Considerations
Material U.S. Federal Income Tax Considerations
Effects of the Merger, page 128

1. We note that you have filed a short form tax opinion as Exhibit 8.1 which states that the discussion in this section is the opinion of tax counsel. Please revise your disclosure here to state that the discussion reflects the opinion of counsel. We note also your disclosure in this section that no assurance can be given that the merger qualifies as a reorganization. Since Exhibit 8.1 states that this discussion constitutes the opinion of counsel, please have

counsel provide an opinion as to the material tax consequences of the merger. If there is uncertainty regarding the tax treatment of the transactions, counsel may make clear that the opinion is subject to a degree of uncertainty, and explain why it cannot give a firm opinion. Refer to Sections III.B.2 and III.C of Staff Legal Bulletin 19.

Item 21. Exhibits and Financial Statement Schedules
Exhibit 5.1, page II-2

2.   Please have counsel remove the assumption in paragraph 6 since the staff considers it inappropriate for counsel assume any of the material facts underlying the opinion, including that the company has sufficient authorized shares. Refer to Section II.B.3.a of Staff Legal Bulletin No. 19.

You may contact Mindy Hooker at 202-551-3732 or Claire Erlanger at 202-551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact Eranga Dias at 202-551-8107 or Erin Purnell at 202-551-3454 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing